EXHIBIT 12.1

TD Ameritrade Holding Corporation
Computation of Pro Forma Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Nine Months Ended June 30, 2014			Fiscal Year Ended September 30, 2013
	Actual	Pro Forma Adjustments(3)	Pro Forma	Actual	Pro Forma Adjustments(3)	Pro Forma
Determination of earnings:
Pre-tax income	$928	$(12)	$916	$1,088	$(16)	$1,072
Fixed charges	35	12	47	52	16	68
Less: Capitalized interest	—	—	—	(2)	—	(2)
Undistributed income of equity investee	—	—	—	(1)	—	(1)
Earnings before income taxes and fixed charges (A)	$963	$—	$963	$1,137	$—	$1,137
Fixed charges:
Interest on borrowings (1)	$18	$12	$30	$25	$16	$41
Capitalized interest expense	—	—	—	2	—	2
Brokerage interest expense	5	—	5	7	—	7
Interest portion of rent expense	12	—	12	18	—	18
Total fixed charges (B)	$35	$12	$47	$52	$16	$68
Ratio of earnings to fixed charges (A) ÷ (B)	27.5		20.5	21.9		16.7
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	31.9		22.8	25.1		18.5

(1) Interest on borrowings includes amortization of capitalized debt issuance costs.
(2) Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.
(3) The ratios of earnings to fixed charges for the periods presented have been adjusted on a pro forma basis to give effect to the offer and sale of the $500 million aggregate principal amount of the notes offered hereby and the use of the net proceeds, together with cash on hand, to repay the $500 million aggregate principal amount of our 4.150% Senior Notes that mature on December 1, 2014, as if such events occurred at the beginning of each pro forma period presented.